UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             AVIATION SALES COMPANY
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   053672 10 1
                                 --------------
                                 (CUSIP Number)

                                 John A. Maraia
                                Corporate Counsel
                                Legal Department
                               Tomen America Inc.
                           1285 Avenue of The Americas
                            New York, New York 10019
                                 (212) 397-5734
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                               Page 1 of 16 Pages

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 2 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    J/T Aviation Partners

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    0
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    0
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 3 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    TM Aviation (USA) Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    225,150
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    225,150
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    225,150
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 4 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    TM Aviation (Japan) Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    405,350
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    405,350
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    405,350
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 5 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tomen Corporation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Japan
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    640,500
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    640,500
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    640,500
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 6 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Japan Fleet Service (Delaware) Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    750,500
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    750,500
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    750,500
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                          age 7 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Japan Fleet Service (Singapore) Pte. Ltd.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    760,500
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    760,500
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    760,500
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    O
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 053672 10 1                                         Page 8 of 16 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Japan Fleet Service (Europe) B.V.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Netherlands
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    0
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    750,500
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    750,500
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    750,500
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    O
================================================================================

         J/T Aviation Partners, TM Aviation (Japan) Inc., TM Aviation (USA) Inc., Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V., Tomen Corporation and Japan Fleet Service (Singapore) Pte. Ltd. hereby amend and restate in its entirety the single joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 1996, amended and restated in Amendment No. 1 filed with the SEC on August 7, 1996 and amended and restated in Amendment No. 2 filed with the SEC on July 31, 1997, with respect to the shares of Common Stock of Aviation Sales Company as follows:

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, $.001 par value (the "Shares"), of Aviation Sales Company, a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 6905 N.W. 25th Street, Miami, Florida 33131-1704.

Item 2.  Identity and Background

         (a, b, c and f) This Statement is being filed by (i) J/T Aviation Partners, a Delaware general partnership ("J/T"), the principal business of which is to hold an investment in the Company, (ii) TM Aviation (Japan) Inc., a Delaware corporation ("TM Japan"), the principal business of which is to act as a general partner of J/T, (iii) TM Aviation (USA) Inc., a Delaware corporation ("TM USA"), the principal business of which is to act as a general partner of J/T, (iv) Japan Fleet Service (Delaware) Inc., a Delaware corporation ("JFS Delaware"), the principal business of which is to act as a general partner of J/T, (v) Japan Fleet Service (Europe) B.V., a Netherlands corporation ("JFS Europe"), the principal business of which is aircraft spare parts leasing and to hold the capital stock of JFS Delaware, (vi) Tomen Corporation, a corporation organized under the laws of Japan ("Tomen"), the principal business of which is a general trading company (sogo shosha) involved in domestic and foreign trading of a wide range of products, including foodstuffs, apparel, housing, industrial plant, tankers, aircraft and minerals and (vii) Japan Fleet Service (Singapore) Pte. Ltd., a Singapore corporation ("JFS Singapore"), the principal business of which is aircraft and aircraft spare parts leasing and general traders of aviation products and services. The principal office of each of J/T, TM Japan and TM USA is c/o Tomen America Inc., 1285 Avenue of the Americas, New York, New York 10019. The principal office of Tomen is 14-27, Akasaka 2-Chome, Minato-Ku, Tokyo, Japan. The principal office of each of JFS Delaware, JFS Europe and JFS Singapore is c/o Japan Fleet Service (Singapore) Pte. Ltd., 10 Shenton Way No. 17-06/09, MAS (Monetary Authority of Singapore) Building, Singapore 0207. TM Japan, TM USA and JFS Delaware each own, respectively, a 35%, 15% and 50% general partner interest in J/T. TM Japan and TM USA are wholly-owned subsidiaries of Tomen. JFS Delaware is a wholly-owned subsidiary of JFS Europe and JFS Singapore owns 60% of the capital stock of JFS Europe. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore, and is incorporated herein by reference. J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."


                               Page 9 of 16 Pages

         (d and e) During the last five years, none of J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe or JFS Singapore or any of the persons listed on
Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On February 14, 1992, TM Japan, TM USA and JFS Delaware entered into the J/T Aviation Partners general partnership agreement for the purpose of acquiring a partnership interest in AJT Capital Partners, a Delaware general partnership ("AJT"). TM Japan contributed $1,400,000 for a 35% general partnership interest, TM USA contributed $600,000 for a 15% general partnership interest and JFS Delaware contributed $2,000,000 for a 50% general partnership interest.

         AJT was formed in February 1992. J/T contributed $3,840,000 for a 48% general partnership interest. On February 28, 1992, AJT acquired the majority of the aircraft spare parts inventory of Eastern Airlines, Inc. from the Trustee of the Estate of Eastern Air Lines, Inc. for a purchase price of $64,500,000.

         On December 2, 1994, AJT contributed net assets in the amount of $3,729,977 to ASC Acquisition Partners, L.P., a Delaware limited partnership ("ASC Partners") in return for a 20% limited partnership interest. By virtue of its 48% general partnership interest in AJT, J/T has a 9.6% limited partnership interest in ASC Partners. In addition, on December 2, 1994, J/T contributed $36,048 to Aviation Sales Management Company, a Delaware corporation ("ASMC") in exchange for 360 shares of common stock, $100 par value per share of ASMC which represented a 48% interest in ASMC. ASMC contributed $75,000 to ASC Partners for a 2% general partnership interest. Additionally, J/T contributed $1,404,000 to ASC Partners in exchange for a 37.44% limited partnership interest in ASC Partners. J/T also contributed $480 to each of Aviation Properties, a Delaware general partnership and Aviation Properties of Texas, a Delaware general partnership in exchange for a 48% general partnership interest in both partnerships.

         On January 1, 1996, J/T sold a portion of its limited partnership interest in ASC Partners in the amount of 6.48% to 5 senior members of management of ASC Partners pursuant to options held by such members of management. In return, J/T Partners received promissory notes in the aggregate principal amount of $689,773.

         On June 26, 1996, the limited partners of ASC Partners contributed their limited partnership interests to the Company pursuant to an Exchange Agreement by and among the Company and the limited partners of ASC Partners (the "Exchange Agreement"). J/T received 973,000 shares of Common Stock plus $8,835,000 for their 30.96% limited partnership interest in ASC Partners. Additionally, AJT as a limited partner of ASC Partners with a 20% interest received 1,000,000 shares of Common Stock of the Company pursuant to the Exchange Agreement. In addition, on June 26, 1996, AJT was dissolved pursuant to


                               Page 10 of 16 Pages
an Agreement to Dissolve by and between J/T and RCP Management L.P., a Texas limited partnership and a 52% general partner of AJT. Pursuant to the Amended and Restated Partnership Agreement of AJT dated November 30, 1994, J/T as a 48% general partner received 480,000 shares of Common Stock of the Company.

         Pursuant to a Merger Agreement dated June 26, 1996, by and among Aviation Sales Management Company, a Delaware corporation ("ASMC"), the Company and Aviation Sales Operating Company, a Delaware corporation, ASMC was merged into Aviation Sales Operating Company with each holder of shares of common stock of ASMC receiving 133 1/3 shares of Common Stock of the Company for one share of common stock of ASMC. J/T as a holder of 360 shares of ASMC received 48,000 shares of Common Stock of the Company.

         On July 25, 1996 the underwriters of the Company's initial public offering exercised their over-allotment option and pursuant to such option, 75,000 shares of Common Stock of the Company issuable to J/T were sold by the Company.

         On March 13, 1998, J/T distributed all of the shares of Common Stock held by it to its general partners. TM Japan received 525,350 Shares, TM USA received 225,150 Shares and JFS Delaware received 750,500 Shares.

Item 4.  Purpose of Transaction

         TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore currently intend to hold the Company's Shares for investment purposes. Neither J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe nor JFS Singapore has any current intention to purchase additional Shares.

         Other than as discussed herein, neither JFS Delaware, JFS Europe nor JFS Singapore has any formal plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Either TM Japan or TM USA may sell Shares in the public market from time to time.


                               Page 11 of 16 Pages

Item 5.  Interest in Securities of Issuer

         (a) TM Japan may be deemed to be the beneficial owner of 405,350 Shares or 4.2% of the outstanding Shares (based on the Company's Form 10-K for the year ended December 31, 1997). TM USA may be deemed to be the beneficial owner of 225,150 Shares or 2.3% of the outstanding Shares. JFS Delaware may be deemed to be the beneficial owner of 750,500 Shares or 7.8% of the outstanding Shares. Tomen Corporation through its wholly-owned subsidiaries, TM Japan and TM USA, and through its employment of Kazatami Okui, a director of the Company, who owns 10,000 stock options of the Company which are immediately exercisable at an exercise price of $19.00 per share (the "Okui Options"), may be deemed to be the beneficial owner of 640,500 shares or 6.7% of the outstanding Shares. JFS Europe through its wholly-owned subsidiary, JFS Delaware, may be deemed to be the beneficial owner of 750,500 Shares or 7.8% of the outstanding shares and JFS Singapore through its 60% owned subsidiary, JFS Europe, and through its employment of Tim Lawrence Watkins, a director of the Company, who owns 10,000 stock options of the Company which are immediately exercisable at an exercise price of $19.00 per share (the "Watkins Options") may be deemed to be the beneficial owner of 760,500 Shares or 7.9% of the outstanding Shares.

         To the knowledge of J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore, none of the persons described on Exhibit 1 owns any of the Company's Shares except Kazutami Okui and Tim Lawrence Watkins, directors of the Company, each own 10,000 stock options granted pursuant to the Company's 1996 Director Stock Option Plan.

         (b) Tomen, by virtue of its direct ownership of all of the stock of TM Japan and TM USA, may be deemed to share with TM Japan and TM USA the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by each of TM Japan and TM USA. JFS Europe, by virtue of its direct ownership of all of the stock of JFS Delaware and JFS Singapore by virtue of its 60% ownership interest in JFS Europe, may each be deemed to share with each other, the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by JFS Delaware. JFS Singapore through its employment of Tim Lawrence Watkins, a director of the Company and the owner of the Watkins Options, may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Watkins Options with Mr. Watkins. Tomen, through its employment of Kazutami Okui, a director of the Company and the owner of the Okui Options, may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Okui Options with Mr. Okui.

         (c) On March 27, 1998, TM Japan sold 53,800 Shares at $43.0826 per share and 45,200 shares at $42.4121 per share in the public market. On March 30, 1998, TM Japan sold 300 Shares at $41.50 per share in the public market and on March 31, 1998, TM Japan sold 20,700 Shares at $41.375 per shares in the public market.

         (d)      Not applicable.

         (e) On March 13, 1998, TM USA ceased to be the beneficial owner of more than five percent of the outstanding Shares. On March 27, 1998, TM Japan ceased to be the beneficial owner of more than five percent of the outstanding Shares.

                               Page 12 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As of March 31, 1997, J/T entered into a Pledge Agreement with Marubeni Aerospace (Singapore) Pte. Ltd. (the "Pledge Agreement") pursuant to which J/T has pledged 750,500 shares of the Company's Common Stock (the "Collateral") as collateral for certain obligations of an affiliate of JFS Delaware. Pursuant to the Pledge Agreement, J/T may distribute the Collateral to JFS Delaware provided that JFS Delaware executes and delivers a Pledge Agreement whereby it agrees to pledge and grant a first priority security interest in the Collateral in favor of Marubeni Aerospace (Singapore) Pte. Ltd. On March 12, 1998, JFS Delaware entered into an Amended and Restated Pledge Agreement with Mitsubishi Trust and Banking Corporation, Singapore Branch pursuant to which JFS Delaware pledged the Collateral to JT Airpartners Leasing (Singapore) Pte. Ltd.

         Except as described in Items 2, 3, 4 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

         The following exhibits are incorporated herein by reference:

         1. Executive Officers and Directors of TM Aviation (Japan) Inc., TM Aviation (USA) Inc., and Tomen Corporation, Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd. who are not Reporting Persons.

         2. Partnership Agreement of J/T Aviation Partners, dated February 14, 1992.*

         3. First Amendment to Partnership Agreement of J/T Aviation Partners, dated November 30, 1994.*

         4. Exchange Agreement by and among Aviation Sales Company and the limited partners of ASC Acquisition Partners, L.P., dated June 26, 1996.*

         5. Agreement of Merger by and among Aviation Sales Management Company, Aviation Sales Company and Aviation Sales Operating Company dated as of June 24, 1996.*

         6. Amended and Restated Partnership Agreement of AJT Capital Partners, dated November 30, 1994.*

         7. Agreement to dissolve AJT Capital Partners Partnership Agreement between J/T Aviation Partners and RCP Management, L.P. dated as of June 26, 1996.*

         8. Joint Filing Agreement between J/T Aviation Partners, TM Aviation (Japan) Inc., TM Aviation (USA) Inc., Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V., Tomen Corporation and Japan Fleet Service (Singapore) Pte. Ltd.


                               Page 13 of 16 Pages

         9. Pledge Agreement dated as of March 31, 1997 between J/T Aviation Partners and Marubeni Aerospace (Singapore) Pte. Ltd.*

         10. Amended and Restated Pledge Agreement dated as of March 12, 1998 between Japan Fleet Service (Delaware) Inc. and The Mitsubishi Trust and Banking Corporation, Singapore Branch.

----------
*Previously filed.








                               Page 14 of 16 Pages

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 1998

                       J/T AVIATION PARTNERS


                       By:   JAPAN FLEET SERVICE (DELAWARE) INC.,
                             General Partner


                             For J/T Aviation Partners and as a
                             Reporting Person


                             By: /s/ K. Fukushi
                                 --------------------------
                                 Name:  Keizaburo Fukushi
                                 Title: Director


                       By:   TM AVIATION (JAPAN) INC., General Partner


                             For J/T Aviation Partners and as a Reporting Person


                             By: /s/ K. Okui
                                 --------------------------
                                 Name:  K. Okui
                                 Title: President


                       By:   TM AVIATION (USA) INC., General Partner


                             For J/T Aviation Partners and as a Reporting Person


                             By: /s/ D. Nakano
                                 --------------------------
                                 Name:   D. Nakano
                                 Title:  President


                       TOMEN CORPORATION


                             By: /s/ M. Shirasaki
                                 --------------------------
                                 Name:   M. Shirasaki, General Manager
                                 Title:  Electronics Department


                       JAPAN FLEET SERVICE (EUROPE) B.V.


                             By: /s/ K. Fukushi
                                 --------------------------
                                 Name:  Keizaburo Fukushi
                                 Title: Director


                       JAPAN FLEET SERVICE (SINGAPORE) PTE. LTD.


                             By:  /s/ Y. Ono
                                  --------------------------
                                  Name: Yasumasa Ono
                                  Title:  Director

                               Page 15 of 16 Pages

                                  EXHIBIT INDEX

                                                                                                  Exhibit
                                                                                               Sequentially
                                                                                               Numbered Page
                                                                                               -------------
1.        Executive Officers and Directors of TM Aviation (Japan) Inc., TM
          Aviation (USA) Inc., and Tomen Corporation, Japan Fleet Service
          (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet
          Service (Singapore) Pte. Ltd. who are not Reporting Persons.

2.        Partnership Agreement of J/T Aviation Partners, dated February 14,
          1992.*

3. First Amendment to Partnership Agreement of J/T Aviation Partners, dated November 30, 1994.*

4. Exchange Agreement by and among Aviation Sales Company and the limited partners of ASC Acquisition Partners, L.P., dated June 26, 1996.*

5.        Agreement of Merger by and among Aviation Sales Management Company,
          Aviation Sales Company and Aviation Sales Operating Company dated as of June 24, 1996.*

6. Amended and Restated Partnership Agreement of AJT Capital Partners, dated November 30, 1994.*

7. Agreement to dissolve AJT Capital Partners Partnership Agreement by and between J/T Aviation Partners and RCP Management, L.P. dated as of June 26, 1996.*

8.        Joint Filing Agreement between J/T Aviation Partners, TM Aviation
          (Japan) Inc., TM Aviation (USA) Inc., Japan Fleet Service (Delaware)
          Inc., Japan Fleet Service (Europe) B.V., Tomen Corporation and Japan
          Fleet Service (Singapore) Pte. Ltd.

9.        Pledge Agreement dated as of March 31, 1997 between J/T Aviation
          Partners and Marubeni Aerospace (Singapore) Pte. Ltd.*

10. Amended and Restated Pledge Agreement dated as of March 12, 1998 between Japan Fleet Service (Delaware) Inc. and The Mitsubishi Trust and Banking Corporation, Singapore Branch.

-------------------
* Previously filed.

                               Page 16 of 16 Pages